Pear Tree Quality Fund
Fee Waiver and Expense Reimbursement Agreement

Pear Tree Advisors, Inc. (the “Manager”), among other things, serves as the investment manager to Pear Tree Quality Fund (the “Fund”), a series of Pear Tree Funds (the “Trust”).  The Manager hereby agrees that for the period August  1, 2012 through July 31, 2013 (the “Waiver Period”), it shall waive such portion of its fees that it receives for serving as investment manager or fund administrator to the Fund, or to reimburse the operating expenses of the Trust allocated to the Fund’s Institutional Shares, such that the total annual fund operating expenses of the Fund allocated to the Fund’s Institutional Shares will not be greater than 1.00 percent of the Fund’s assets attributable to the Fund’s Institutional Shares.

This Fee Waiver and Expense Reimbursement Agreement only may be rescinded, amended or modified at such time and on such terms as may be determined by the Board of Trustees of the Trust, including a majority of those Trustees of the Board who are not “interested persons” of the Trust, as such term is defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended.

PEAR TREE ADVISORS, INC.

By: /s/ Willard L. Umphrey
Willard L. Umphrey, President

Agreed and Accepted:

PEAR TREE FUNDS

By: /s/ Willard L. Umphrey
Willard L. Umphrey, President
Date:  May 17, 2012